FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2010
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562-9700
Fax+27 11 562-9838
www.goldfields.co.za

MOODY'S ASSIGNS GOLD FIELDS INVESTMENT GRADE CREDIT RATING

Johannesburg, 17 September 2010: Moody's Investor Services (**"Moody's"**) today assigned Gold Fields Limited (**"Gold Fields"**) (JSE, NYSE, NASDAQ Dubai: GFI) a first-time 'Baa3' senior unsecured issuer rating. This investment grade rating comes with a stable outlook.

Moody's said that the rating reflected Gold Fields' position as the world's fourth-largest gold producer as well as the group's very sizeable reserve base and industry-leading reserve life in excess of 20 years. The stable outlook was based on the expectation that Gold Fields would maintain healthy operating margins and a conservative financial profile, Moody's added. Since March 2009, Standard & Poor's Ratings Services ("S&P") has maintained an investment grade rating on Gold Fields of 'BBB-' with a stable outlook.

Paul Schmidt, Chief Financial Officer of Gold Fields said:
"We are pleased with Moody's rating of Gold Fields as an investment grade company. The rating supports our solid operating margins, low financial gearing and conservative financial policy and will allow us to diversify our sources of funding."

Enquiries

Investor Enquiries

Willie Jacobsz
Tel   +508 839-1188
Mobile +857 241-7127
email   Willie.Jacobsz@gfexpl.com

Nikki Catrakilis-Wagner
Tel   +27 11 562-9706
Mobile +27 (0) 83 309-6720
email   Nikki.Catrakilis-Wagner@
goldfields.co.za

Media Enquiries

Sven Lunsche
Tel   +27 11 562-9763
Mobile +27 (0) 83 260 9279
email   Sven.Lunsche@goldfields.co.za

ends

Notes to editors

About Gold Fields
Gold Fields is one of the world's largest unhedged producers of gold with attributable production of 3.5 million gold equivalent ounces per annum from nine operating mines in South Africa, Ghana, Australia and Peru. Gold Fields also has an extensive growth pipeline with both greenfields and nearmine exploration projects at various stages of development. Gold Fields has total attributable gold equivalent Mineral Reserves of 78 million ounces and Mineral Resources of 281 million ounces. Gold Fields is listed on JSE Limited (primary listing), the New York Stock Exchange (NYSE), the NASDAQ Dubai Limited, the Euronext in Brussels (NYX) and the Swiss Exchange (SIX).

Directors: A J Wright (Chairman), Dr M A Ramphele (Deputy Chairman), N J Holland[†]** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah[#], C A Carolus, R Dañino*, A R Hill[‡], R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea[†], C I von Christierson, G M Wilson
[†]British, [‡]Canadian, [#]Ghanaian, *Peruvian, ** Executive Director
Corporate Secretary: C Farrel

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 17 September 2010

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs